SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549
                              ________________

                                  FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                              ________________


                    Meridian Point Realty Trust VIII Co.
           ------------------------------------------------------
           (Exact name of registrant as specified in its charter)


                Delaware                         94-3058019
         -----------------------            -------------------
         (State of incorporation              (I.R.S. employer
            or organization)                identification no.)


                      655 Montgomery Street, Suite 800
                         San Francisco, California
                  ----------------------------------------
                  (Address of principal executive offices)

                                   94111
                                 ----------
                                 (zip code)
                              ________________


     Securities to be registered pursuant to Section 12(b) of the Act:

                                           Name of each exchange
           Title of each class             on which each class is
            to be registered                 to be registered
     -------------------------------      -------------------------
     Preferred Stock Purchase Rights      American Stock Exchange
     Preferred Stock Exchange Rights      American Stock Exchange


     Securities to be registered pursuant to Section 12(g) of the Act:

                                    None



          ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
                    REGISTERED.

                    On November 14, 1997, the Board of Trustees of Meridian Point Realty Trust VIII Co. (the "Company") adopted a Shareholder Rights Plan, providing that (a) one Purchase Right will be attached to each share of common stock, par value $0.001 per share, of the Company (the "Common Stock") and to each share of preferred stock, par value $0.001 per share, of the Company (the "Preferred Stock"), and (b) one Exchange Right will be attached to each share of Common Stock. The Purchase Rights and Exchange Rights (collectively hereinafter referred to as the "Rights"), will be issued on November 30, 1997. The Purchase Rights will entitle the registered holder to purchase from the Company
          2.9 shares of Preferred Stock at a purchase price of $32 per share (the "Purchase Price"), subject to adjustment. The Exchange Rights will entitle the registered holder to receive one share of Preferred Stock for each share of Common Stock, upon surrender of the Common Stock and payment of the difference between the market value of the Common Stock and the market value of the Preferred Stock as of a date specified in the Rights Agreement (the "Exchange Price"). The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement"), dated as of November 14, 1997, between the Company and First Chicago Trust Company of New York, a New York corporation, as Rights Agent (the "Rights Agent").

                    Initially, the Rights will be attached to all Preferred Stock and Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Preferred Stock and Common Stock upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of
          (a) 15% or more of the outstanding shares of Preferred Stock (the "Preferred Stock Threshold"), (b) 50% or more of the outstanding shares of Common Stock (the "Common Stock Threshold") or (c) shares of Common Stock and/or Preferred Stock in amounts equal to percentages of the Common Stock Threshold and the Preferred Stock Threshold which total at least 100% (e.g. beneficial ownership of shares of Common Stock in an amount equal to 67% of 50% of the outstanding shares of Common Stock, and of shares of Preferred Stock in an amount equal to 33% of 15% of the outstanding shares of Preferred Stock) (the "Capital Stock Threshold") (the earlier of (a), (b) or (c), the "Stock Acquisition Date") or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning shares of Common Stock and/or Preferred Stock, as the case may be, in an amount equaling or exceeding the Common Stock Threshold, the Preferred Stock Threshold or the Capital Stock Threshold (the earlier of (i) and (ii), the "Distribution Date"). Until the Distribution Date, (i) the Rights will be evidenced by the Preferred Stock and Common Stock certificates and will be transferred with and only with such Preferred Stock and Common Stock certificates, (ii) new Preferred Stock and Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Preferred Stock or Common Stock outstanding will also constitute the transfer of the Rights associated with the Preferred Stock or Common Stock represented by such certificate.

                    The Purchase Rights are not exercisable until the Distribution Date and the Exchange Rights are not exercisable until the Stock Acquisition Date. All Rights will expire at the close of business on November 30, 2007, unless earlier redeemed by the Company, as described below. At no time will the Rights have any voting power.

                    As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Preferred Stock and Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights. Except as otherwise determined by the Board of Trustees of the Company, only shares of Preferred Stock and Common Stock outstanding prior to the Distribution Date will be issued with Rights.

                    In the event that a person becomes an Acquiring Person (unless such acquisition is made pursuant to a tender or exchange offer for all outstanding shares of the Company, at a price and on terms determined by at least a majority of the trustees of the Company who (i) are not representatives, nominees, Affiliates or Associates of an Acquiring Person, (ii) are not officers of the Company, and (iii) were elected to the Board of Trustees prior to the Stock Acquisition Date (the "Continuing Trustees") (or who were elected to the Board of Trustees after the Stock Acquisition Date and whose nomination or election was approved by a majority of the Continuing Trustees), to be not inadequate and to be otherwise in the best interests of the Company and its shareholders after receiving advice from one or more investment banking firms (a "Qualified Offer")), the Purchase Price for each Purchase Right will thereafter be reduced to $1.00 per share and the Exchange Rights will become exercisable on the terms described above. (In certain circumstances, as described in the Rights Agreement, holders of Rights will have the right to receive cash, property, or other securities of the Company in lieu of Preferred Stock). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph (the "Flip-in Events"), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the Flip-in Events set forth above until such time as the Rights are no longer redeemable by the Company, as set forth below.

                    In the event that following the Stock
          Acquisition Date, (i) the Company engages in a merger or business combination transaction in which the Company is not the surviving corporation (other than a merger consummated pursuant to a Qualified Offer), (ii) the Company engages in a merger or business combination transaction in which the Company is the surviving corporation and the Preferred Stock is changed or exchanged or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Purchase Right (except Purchase Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Purchase Right, common stock of the acquiring company having a value equal to 2.9 shares of Preferred Stock, and each holder of an Exchange Right (except Exchange Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Exchange Right and surrender of one share of Common Stock, common stock of the acquiring company having a value equal to one share of Preferred Stock.

                    The Purchase Price payable and the number of shares of Preferred Stock or other securities or property issuable upon exercise of the Purchase Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock,
          (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). The Exchange Rights are not subject to such adjustments.

                    With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

                    At any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right. Immediately upon the action of the Board of Trustees ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price. Notwithstanding the foregoing, the Rights generally may not be redeemed for 180 days following a change in a majority of the Board as a result of a proxy contest.

                    Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Stock (or other consideration) of the Company, as set forth above.

                    Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Trustees of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Trustees in order to cure any ambiguity, to correct or supplement any provision of the Rights Agreement that may be defective or inconsistent with any other provision thereof, to make changes which do not adversely affect the interests of holders of Rights (other than an Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

                    The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in certain circumstances. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. The Rights, however, are not intended to prevent a takeover but rather are designed to enhance the ability of the Board of Trustees to negotiate with a potential acquiror on behalf of all of the shareholders.

                    The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the Form of Purchase Rights Certificate and includes as Exhibit B the form of Exchange Rights Certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to Exhibit 1 hereto.

          ITEM 2.   EXHIBITS.

                    1. Rights Agreement, dated as of November 14, 1997, between Meridian Point Realty Trust VIII Co., and First Chicago Trust Company of New York, as Rights Agent, which includes as Exhibit A thereto the Form of Purchase Rights Certificate and as Exhibit B thereto the form of Exchange Rights Certificate.



                                   SIGNATURE

                    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                MERIDIAN POINT REALTY TRUST VIII CO.

                                By:  /s/ Robert H. Gidel
                                   ----------------------------------
                                   Name:     Robert H. Gidel
                                   Title:    Chief Executive Officer


          Date:  November 21, 1997



                                  EXHIBIT INDEX

             Exhibit     Description                             Page
             -------     -----------                             ----
                1        Rights Agreement, dated as of            7
                         November 14, 1997, between Meridian
                         Point Realty Trust VIII Co. and First
                         Chicago Trust Company of New York, as
                         Rights Agent, which includes as
                         Exhibit A thereto the Form of
                         Purchase Rights Certificate and as
                         Exhibit B thereto the Form of
                         Exchange Rights Certificate.